

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 5, 2009

<u>Via U.S. Mail and Facsimile: (781) 304-1703</u>
Mr. R. Scott Murray
Chief Executive Officer and President
Stream Global Services, Inc.
20 William Street, Suite 310
Wellesley, Massachusetts 02481

> **RE: Stream Global Services, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 17, 2009**
> **File No. 001-33739**

  We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2008

Item 1. Business, page 8

1. We note your disclosure on page 8, 12, and in the Notes to the Financial Statements on page 71 discussing three major customers who accounted for approximately 17%, 17% and 12% respectively, of your revenues for the year ended December 31, 2008. In future filings, please identify customers whose sales generate 10% or more of the company's revenues, as appropriate. We note that you have previously disclosed the identity of these clients. Refer to Item 101(c)(1)(vii) of Regulation S-K. In addition, please file your material contract(s) with these customers or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

<u>Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K</u>

<u>Summary Compensation Table, page 26</u>

2.   It appears that amounts that you have characterized a bonus awards to your executive officers are based on satisfaction of performance targets that were pre-established and communicated to your executives. Therefore, in future filings, these amounts should be reported in your summary compensation table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

-   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director